Exhibit 4.46

THIS CONTENT CO-OPERATION AGREEMENT (this Agreement), is made on October _2_, 2006 by and among:

(1) ELONGNET INFORMATION TECHNOLOGY (BEIJING) CO., LTD, a limited liability company, duly organised and validly existing under the laws of the People’s Republic of China (the PRC), with its legal address at 10 Jiuxianqiao Road, Chaoyang District, Beijing, the PRC (eLong WFOE)

(2) BEIJING ELONG INFORMATION TECHNOLOGY CO. LTD., a limited liability company, duly organised and validly existing under the laws of the PRC, with its legal address at 2/F Tower C, Xingke Plaza, 10 Jiuxianqiao Road, Chaoyang District, Beijing, the PRC (eLong LicenceCo)

(eLong WFOE and eLong LicenceCo are referred to collectively as eLong); and

(3) FIVE STAR MATCHMAKING INFORMATION TECHNOLOGY (BEIJING) CO., LTD., a wholly foreign-owned enterprise duly organised and validly existing under the laws of the PRC with its legal address at 3/F Tower B, 10 Jiuxianqiao Road, Chaoyang District, Beijing, the PRC (Match).

WHEREAS

(A) Pursuant to the terms of that certain Asset Purchase Agreement, dated as of September 12, 2006, Match has acquired certain assets relating to the eDodo Business from eLong.

(B) The parties wish to minimise any disruption to the subscribers of the eDodo Business and have agreed to enter into this Agreement in order to record the basis on which eLong will provide, or procure the provision of, certain services to Match and Match will provide, or procure the provision of, certain content and associated assistance to eLong LicenceCo.

(C) eLong agrees to provide, or procure the provision of, the eLong Services to Match and Match agrees to provide, or procure the provision of, the Match Content and associated assistance to eLong on the terms and conditions of this Agreement.

The parties agree as follows:

1. DEFINITION AND INTERPRETATION

1.1 Unless the context otherwise requires or unless otherwise defined in this Agreement (including Schedule 1 hereto), capitalised words and expressions used in this Agreement shall have the same meanings given to them in the Asset Purchase Agreement.

1.2 The schedules comprise schedules to this Agreement and form part of this Agreement.

2. MATCH ASSISTANCE AND SUPPORT

2.1 In order to enable eLong LicenceCo to provide the eLong Services to Match, Match will provide, or procure the provision of the following support to eLong LicenceCo:

(a)	Match will lease Business Assets to eLong LicenceCo;

(b)	Match will grant eLong LicenceCo a non-exclusive, non-transferable licence to make available to the public the Match Content strictly in accordance with the terms of this Agreement; and

(c)	Match will provide certain technical support to eLong LicenceCo as may be agreed by the parties from time to time.

3. MATCH CONTENT

3.1 Match will deliver the Match Content to eLong LicenceCo from time to time in the format in which it is provided or made available by Match.

4. DOMAIN NAMES AND TRADE MARKS:

4.1 Until such time the Domain Names and the Trade Marks are assigned to Match LicenceCo, eLong LicenceCo shall be the owner of the Domain Names and the Trade Marks and may only use the Domain Names and the Trade Marks for the purpose of providing eLong Services to Match pursuant to this Agreement.

4.2 eLong LicenceCo shall be responsible for carrying out related formalities in connection with the relevant Domain Names registrar and paying related fees for registered Domain Names on time, ensuring that the Domain Names can be lawfully used at all times.

5. ELONG SERVICES, RIGHTS AND OBLIGATIONS

5.1 During the Service Period, eLong will provide, or procure the provision to Match of all services reasonably required to enable Match to operate the Match Business as set out in Schedule 2 as well as all necessary technical and billing support (including as described in Section 4.7) arising out of the provision of such services (eLong Services), provided however that eLong is not hereby prevented from operating such services for those of its businesses that do not compete with the eDodo Business.

5.2 eLong shall provide, or procure the provision of eLong Services to the same standards of care and skill as they were provided to the Business for the 12 months prior to the Closing.

5.3 eLong shall provide the eLong Services in a cost efficient manner.

5.4 eLong shall use reasonable endeavours to support the Match in avoiding any material disruption to Match’s business operations (including but not limited to the operation of the Domain Names, and the billing support functions), provided however that eLong shall not bear responsibility for ensuring the quality of such operations (except to the extent the quality of such operations is adversely impacted by a material breach by eLong of its obligations to provide the eLong Services in accordance with the provisions of this Agreement, including without limitation Section 5.2).

5.5 In relation to the Match Content, eLong LicenceCo undertakes that:

(a)	it shall only make the Match Content available to the public:

(i)	through the Domain Names;

(ii)	through a new domain name or redirect mechanism agreed by the Parties; or

(iii)	as required when providing billing assistance;

(b)	it shall use the Match Content in the form stipulated by Match and shall observe any reasonable direction given by Match as to the use and display of the Match Content;

(c)	if directed by Match in writing, it will ensure that, to the extent consistent with its existing legal and contractual obligations, it displays wording to the effect that the Match Content is under licence from Match, the precise terms and placing of which shall be reasonably requested by Match;

(d)	it shall not alter in any way the Match Content except to the extent absolutely necessary for use in relation to the provision of the eLong Services and as permitted by Match;

(e)	other than as specified in this Agreement, eLong LicenceCo shall not make any use of, or make available (in any media or format), or otherwise reproduce or in anyway exploit the Match Content.

5.6 Each party acknowledges that nothing in this Agreement grants it any rights in the trade marks of another party, and eLong Licence Co acknowledges that eLong LicenceCo is only entitled to own and use the Trade Marks in the course of making available to the public the Match Content as permitted under clause 5.5(a) until such time the trade marks are assigned to Match LicenceCo, after which Match LicenceCo will, if necessary, grant eLong LicenceCo a licence to continue to use the Trade Marks to enable eLong LicenceCo to perform its obligations under this Agreement.

Designated Contracts

5.7 In relation to the Designated Contracts, eLong LicenceCo will

(a)	use all reasonable endeavours:

(i)	not do, agree to do or omit to do anything which could result in eLong LicenceCo being in default of any of the Designated Contracts without prior consent of Match;

(ii)	ensure that it promptly exercises any of its rights to renew each Designated Contract as and when such rights become exercisable; and

(iii)	procure that no material changes are made to the terms and conditions of any Designated Contract without the prior consent of Match;

provided however that it is agreed by the Parties that eLong is not hereby making any representation or warranty with respect to the continuing validity or renewability of the Designated Contracts; and

(b) during the term of each Designated Contract, ensure that all necessary resources that are available to eLong under relevant law and reasonable commercial considerations (including without limitation the exclusive service code “1949” (and “10661949” or any other replacement service code) and the Billing Codes listed on Schedule 5 hereto (as such schedule may be updated from time to time to reflect new billing codes obtained for the Match Business), granted to eLong LicenceCo by a counterparty under a Designated Contract) and any benefits available to eLong LicenceCo under the Designated Contracts are applied in relation to the distribution of the Match Content.

6. COOPERATION; COVENANTS OF THE PARTIES

6.1 In connection with the provision of services hereunder, each party shall

(a)	give the employees and professional advisers of the other reasonable access, on reasonable notice, to its facilities or premises to the extent required for the bona fide provision of the services being provided hereunder, provided that such access does not interrupt its normal day-to-day operations;

(b)	promptly provide to the other party all information (including copies of documents and data) and assistance reasonably required to provide, or procure the provision of, the services to be provided by such other party hereunder;

(c)	promptly provide to the other party all information (including copies of documents and data) and assistance reasonably required by such other party to receive, or procure the receipt of, the services it is to provide such other party hereunder; and

(d)	ensure that those of its personnel whose expertise is necessary for the performance of the services it is providing hereunder are reasonably available for consultation in relation to the provision of such services.

6.2 Subject to access or use reasonably required for the provision of services hereunder, no party shall attempt to obtain access to, use or interface with any computers, programs, data or communication systems used by the other party unless authorised by such other party.

7. ELONG SERVICE CHARGE AND MATCH FEES / TERM OF SERVICE

eLong Service Charge

7.1 During the Service Period, eLong LicenceCo shall deliver to Match, an invoice or invoices on a monthly basis for the eLong Service Charges, at the rates provided for in this Section 6.

7.2 Payment of the eLong Service Charge shall be made within 30 days of eLong’s issuance of the invoice to Match, following which any unpaid amounts shall be subject to a daily late payment charge, assessed at the rate of eight percent (8%) per annum, on the relevant unpaid amount. eLong shall have the right to temporarily suspend relevant services in the event that payment is not received within 30 days of it being due, except in the case of good faith disputes under discussion between the parties.

7.3 During the first twelve (12) months following the Closing Date, the rates chargeable to Match shall be at the rates stated in Schedule 2, plus an administrative fee of ten percent (10%). During months 13 to 18 following the Closing Date, the rates chargeable to Match shall be at eLong’s cost as stated in Schedule 2, plus an administrative fee of fifty percent (50%). Upon not less than thirty (30) days advance notice to Match, the rates may be adjusted by eLong LicenseCo to reflect eLong’s increased costs in providing such services.

7.4 Any out-of-pocket third party costs incurred by eLong in providing the requested services to Match, including those costs arising from the R2G License Contract after the Closing Date, shall be chargeable to Match at the rate of eLong’s cost.

Match Fees

7.5 In consideration for the support provided by Match to eLong LicenceCo pursuant to clause 2 and as a royalty for the licence provided thereunder, eLong LicenceCo will pay Match an amount equal to actual revenues received by eLong Licenceco (including with respect to the Billing Codes) under the Designated Contracts (the Match Fees), subject to eLong’s right to deduct any eLong Service Charges which are past due by Match and not being disputed in good faith by the parties.

7.6 Within one (1) day of receipt of a revenue statement from a counterparty to a Designated Contract, eLong shall deliver to Match a copy of such statement.

7.7 Within five (5) Business Days of receipt of payments from a counterparty pursuant to a Designated Contract, eLong LicenceCo shall:

(a)	pay the Match Fees to Match;

(b)	upon request from Match, provide Match with a statement signed by an authorized representative of eLong LicenceCo that the amount of the Match Fees is no less than the amount received from the counterparty.

7.8 Interest shall be payable on any Match Fee amounts that are not paid by the due date for payment. Interest shall accrue and be calculated on a daily basis at the rate of eight per cent (8%) per annum, for the period from the due date for payment until the date of actual payment. Interest shall be payable on demand.

8. LIABILITY

8.1 Neither party shall be liable to the other for any losses that are not reasonably foreseeable, or for any loss of profits, business, anticipated savings, goodwill or reputation, loss of or damage to data or for any indirect or consequential loss or damage of any kind whatsoever, whether in contract, tort or otherwise, that arise under or in connection with this Agreement.

8.2 The liability of any party hereunder with respect to this Agreement and any act or failure to act in connection herewith shall be limited to acts or omissions resulting from intentional breach of this Agreement or gross negligence, and, in any event, shall not exceed the fees previously paid to such party under this Agreement, provided however that it is agreed that Match shall comply with all rules, laws and regulations applicable to eLong in its provision of the Match Content, and, subject to the limitations contained herein, Match shall indemnify and hold eLong harmless from any claims, damages, costs, penalties or liabilities arising from or in connection with any Match failure to comply with such rules, laws and regulations.

9. INTELLECTUAL PROPERTY RIGHTS

Ownership

9.1 The Match Content shall remain vested in Match at all times and nothing in this Agreement will affect the ownership by either party, or its licensors, of Intellectual Property Rights existing after Match WFOE has acquired ownership of all of the Assets at the Closing Date.

9.2 All Intellectual Property Rights created or developed by, or on behalf of, eLong LicenceCo in connection with the provision of the eLong Services (the Developed IPR) will vest in Match on creation, unless they are reserved for eLong pursuant to the Asset Purchase Agreement or any other written agreement between the parties.

9.3 eLong LicenceCo assigns, by present assignment of future rights, all Intellectual Property Rights in the Developed IPR to Match with full title guarantee, and will at its own cost perform (and procure the performance of) all further acts and things, and execute and deliver (and procure the execution and delivery of) all further documents required by law or which Match reasonably requires to perfect its title in the Developed IPR.

Acts of eLong LicenceCo

9.4 eLong LicenceCo recognises that Match is the owner of the Match Content and shall not at any time do or suffer to be done any act or thing which is likely to in any way prejudice such title.

9.5 eLong LicenceCo further agrees that:

(a)	it shall not make any representation or do any act which may be taken to indicate that it has any right, title or interest in or to the ownership or use of any of the Match Content except under the terms of this Agreement and eLong LicenceCo further acknowledges that nothing contained in this Agreement shall give eLong LicenceCo any right, title or interest in or to the Match Content save as granted hereby.

(b)	eLong LicenceCo shall on request give to Match or its authorised representative any information as to its use of the Match Content which Match may reasonably require.

Infringement

9.6 eLong LicenceCo shall promptly give written notice to Match of any of the following matters which may at any time come to its knowledge, giving full particulars of:

(a)	any infringement or suspect or threatened infringement of the Match Content; and

(b)	any other form of attack, charge or claim to which the Match Content may be subject;

provided always that eLong LicenceCo shall not make any admissions in respect of such matters other than to Match and provided further that eLong LicenceCo shall in every case furnish Match with all information in its possession in relation to the possible infringement which may be reasonably required by Match.

9.7 Match shall have the right to assume the conduct of all actions and proceedings (whether in its own name or that of eLong LicenceCo) relating to the Match Content and shall bear the costs and expenses of any such actions and proceedings. Any costs or damages received in connection with any such actions or proceedings shall be for the account of Match.

10. SERVICE PERIOD

10.1 The service period (the “Service Period”) for the obligations of the parties under this Agreement will commence on Closing Date and unless terminated earlier pursuant to clause 15:

(a)	in relation to Match’s obligations under clause 2 and clause 2.1(c) (and eLong’s corresponding obligation to pay the Match Fees), and eLong’s obligations under Section 4.7(b), will continue until a date notified by Match to eLong LicenceCo in writing;

(b)	in relation to the eLong Services (other than those identified in Section 4.7(b)), will continue for a period of eighteen (18) months from Closing Date unless extended by Match pursuant to clause 10.2, following which point the Services and the rights and obligations of the Parties hereunder shall terminate. Match shall make payment on a pro-rata basis for any Services received from eLong up to the termination date.

10.2 Upon written request for an extension of a Service Period from Match, and upon written agreement from eLong, eLong LicenceCo will extend the Service Period for the provision of the eLong Services (on a service-by-service basis, or for all such eLong Services, at Match’s election) on the same terms and conditions set out in this Agreement.

11. GOVERNING LAW

Applicable Law

11.1 This Agreement will be performed in accordance with its terms. The execution, effectiveness, interpretation, performance and dispute settlement of this Agreement will be governed by the published and publicly available laws of the PRC.

12. CONFIDENTIALITY

Confidential Information

12.1 Subject to clauses 12.3 and 12.4, eLong agrees:

(a)	to maintain the secrecy and confidentiality of, and not disclose to any third party or person, any proprietary, secret or confidential data and information relating to Match or its business operations, or disclosed to eLong by Match at any time during or for the purpose of negotiation of this Agreement or the establishment or operation of Match (the Confidential Information);

(b)	not to use any Confidential Information for their own purposes or for any purpose other than the implementation of Match ‘s business.

12.2 eLong agrees to abide by these obligations of confidentiality for a period of five (5) years from the date on which the Confidential Information was provided. The confidentiality obligations of eLong will not be released due to loss of effect, termination or expiration of this Agreement.

Exceptions

12.3 The following Confidential Information may be disclosed without consent of Match:

(a)	any materials and information in the public domain not due to disclosure or divulgence by eLong in violation of this Agreement or other confidentiality obligations;

(b)	any materials and information legally obtained by eLong from a third party which has the right to disclose such materials and information; and

(c)	any materials and information which must be disclosed in accordance with the mandatory provision of the applicable law, stock exchange rules, accounting requirements, or the order or instruction of the court or the government, or in connection with litigation.

12.4 In case of necessity, eLong may disclose the Confidential Information to relevant governmental officials in order to obtain governmental authorisations and also to lawyers, accountants and consultants hired by Match. All the Confidential Information disclosed in writing under this clause 12.4 will be marked as “Confidential” in English and Chinese and it should be required as far as possible that the governmental officials, persons and units outside of Match as mentioned above abide by the confidentiality obligations stipulated by the Contract under reasonable circumstances.

13. FORCE MAJEURE

General

13.1 Should any of the parties be prevented from performing its obligations under this Agreement by force majeure, such as earthquake, typhoon, flood, or other acts of nature, fire, explosion, acts of government authority or military authority, upheaval, riots, war or other unforeseen and unavoidable major eruptive events beyond the prevented party’s reasonable control (an Event of Force Majeure), the prevented party (Prevented Party) will notify the other party without delay, and within fifteen (15) days thereafter provide detailed information concerning such events and documents evidencing such events, explaining the reasons for its inability to perform, or for its delay in the performance of, all or part of this Agreement.

Excuse and Notification

13.2 If an Event of Force Majeure occurs, none of the parties will be responsible for any damage, increased costs or loss which the other parties may sustain by reason of such a failure or delay of performance, and such failure or delay will not be deemed a breach of this Agreement. The party claiming Force Majeure will take appropriate means to minimise or remove the effects of Force Majeure and, within the shortest possible time, attempt to resume performance of the obligations delayed or prevented by the Event of Force Majeure.

Extended Force Majeure

13.3 Should an Event of Force Majeure or the effects of an Event of Force Majeure prevent one or any of the parties from performing part or all of its or their obligations for a period of one hundred and eighty (180) days or more, then the parties will, through consultations, decide whether to terminate this Agreement or to exempt the implementation of part of the obligations of the Prevented Party under this Agreement or whether to delay the performance of this Agreement according to the degree of the effects of the Event of Force Majeure on the performance of this Agreement.

14. SETTLEMENT OF DISPUTES

14.1 The parties will strive to settle any dispute, controversy or claim arising from the interpretation or performance, or in connection with, this Agreement (Dispute) in accordance with the dispute resolution mechanism set out in the Asset Purchase Agreement.

Continued Performance

14.2 During the period when a Dispute is being resolved, the parties will in all other respects continue their implementation of this Agreement.

15. TERMINATION

Termination by the parties

15.1 This Agreement shall terminate, and (subject to clause 16) the obligations of the parties hereunder shall cease, on the date on which the provision of all services to be provided by the parties hereunder has been terminated or cancelled in accordance with the provisions of this clause 15 or in the case of the eLong Services has expired as contemplated under clause 10.1(b).

15.2 Match may terminate:

(a)	its obligations under clause 2 and clause 2.1(c) (including the licence of the Match Content granted thereunder) at any time with fifteen (15) days’ advance written notice to eLong LicenceCo;

(b)	the eLong Services on a service-by-service basis with thirty (30) days’ advance written notice to eLong.

(c)	its obligations under clause 2 and clause 2.1(c) (including the licence of the Match Content granted thereunder) or any of the eLong Services by written notice to eLong if eLong commits a material breach of a provision of this Agreement and fails to remedy that breach within ten (10) days of notice giving full particulars of the breach and requiring it to be remedied.

15.3 eLong LicenceCo may terminate all or part of the eLong Services by written notice to Match if Match or Match LicenseCo commits a material breach of a provision of this Agreement relevant to those eLong Services or a breach of any applicable laws, regulations which can indirectly and adversely affect eLong LicenseCo and fails to take commercially reasonable steps to remedy that breach within 90 days of receipt of a written notice giving full particulars of the breach and requiring it to be remedied.

16. CONSEQUENCES OF TERMINATION

16.1 On termination of this Agreement for any reason:

(a)	except as provided in clause 16.2, and subject to any rights or obligations which have accrued prior to termination, neither party will have any further obligation to the other party in respect of the part or parts of this Agreement which have been terminated;

(b)	each party will return or deliver to the other party all records and documents and will expunge all data from any computer system, word processor or other device in the possession or under control of that party or any of its Affiliates which relate to or contain the confidential information of the other party, or, at the other party’s direction, destroy it and certify that the destruction has taken place;

(c)	eLong LicencoCo’s rights to use the Match Content will cease immediately and eLong LicenceCo will promptly discontinue all use of the Match Content;

(d)	unless already assigned to Match LicenceCo, eLong LicenceCo’s rights to own or use the Trade Marks and Domain Names will cease immediately and eLong LicenceCo will promptly discontinue all use of the Trade Marks and the Domain Names;

(e)	eLong LicenceCo shall promptly pay all amounts accrued for Match Fees that have not already been paid; and

(f)	Match shall promptly pay all amounts accrued for the relevant eLong Charges and other work performed before termination that have not already been paid.

16.2 The following clauses will survive termination of this Agreement: clauses 8 (Liability), 8.2 (Intellectual Property Rights), 11 (Governing Law), 12 (Confidentiality), 14 (Settlement of Disputes), 16 (Consequences of Termination), 17 (Data Protection) and 19 (Miscellaneous).

17. DATA PROTECTION

Personal Data

17.1 For the purposes of this clause, Personal Data means data that relates to an individual who can be identified:

(a)	from that data, or

(b)	from that data and other information which is in the possession of, or is likely to come into the possession of, eLong.

17.2 Subject to any mandatory disclosure or other relevant requirements under applicable laws and regulations, eLong shall:

(a)	only act on instructions from Match regarding the processing of Personal Data pursuant to this Agreement and ensure that appropriate technical and organisational measures shall be taken against unauthorised or unlawful processing of the Personal Data and against accidental loss or destruction of, or damage to, the Personal Data;

(b)	from time to time comply with any reasonable request made by Match to ensure compliance with the measures mentioned in clause 17.2(a);

(c)	take the measures mentioned in clauses 17.2(a) and 17.2(b), having regard to the state of the technological development and the cost of implementing the measures, so as to ensure a level of security appropriate to:

(i)	the harm that may result from breach of such measures; and

(ii)	the nature of the Personal Data to be protected; and

(d)	take reasonable steps to ensure the reliability of any of its employees or sub-contractors (which are not under any secondment arrangement with Match or contracted by Match) who have access to the Personal Data provided by Match.

18. THIRD PARTY CONSENTS

18.1 eLong LicenceCo will, at its own cost, use commercially reasonable efforts to obtain all consents and licences from third parties required for the provision of the eLong Services prior to the Closing Date, following which date Match shall assume responsibility for obtaining and maintaining such consents and licenses.

18.2 Following the Closing, eLong will provide relevant support and cooperation to Match in its efforts to obtain the relevant consents and approvals.

19. MISCELLANEOUS

Entire Agreement

This Agreement, the Asset Purchase Agreement and the Escrow Agreement set out the entire agreement and understanding between the parties in respect of the subject matter of this Agreement and supersedes any previous arrangements or agreements between the parties. It is agreed that:

(a)	no party has entered into this Agreement in reliance upon any representation, warranty or undertaking of the other party which is not expressly set out in this Agreement, the Asset Purchase Agreement and the Escrow Agreement; and

(b)	no party will have any remedy in respect of misrepresentation or untrue statement made by the other party or for any breach of warranty which is not contained in this Agreement, the Asset Purchase Agreement and the Escrow Agreement.

Schedules to this Agreement

19.2 Schedules to this Agreement include:

Schedule 1: Definitions and Interpretation

Schedule 2: eLong Services and eLong Service Charges

Schedule 3: Business Assets

Schedule 4: List of Designated Contracts

Schedule 5: Billing Codes

Language

19.3 Unless the parties otherwise agree, this Agreement will be written in an English version in three (3) originals.

Amendment

19.4 Any amendment of this Agreement will come into force only after a written agreement is signed by both of the parties.

Counterparts

19.5 This Agreement may be executed in any number of separate counterparts, each of which is an original but all of which taken together shall constitute one and the same instrument.

Severability

19.6 If any provision of this Agreement is held to be invalid or unenforceable, then such provision will (so far as it is invalid or unenforceable) be given no effect and will be deemed not to be included in this Agreement but without invalidating any of the remaining provisions of this Agreement. The parties will then use all reasonable endeavours to replace the invalid or unenforceable provisions by a valid and enforceable substitute provision the effect of which is as close as possible to the intended effect of the invalid or unenforceable provision.

Waiver

19.7 A party’s failure to exercise any right, power or privilege under this Agreement will not operate as a waiver of it, and any single or partial exercise of any right, power or privilege will not preclude exercise of any other right, power or privilege.

Notices

19.8 Any notice or other communication to be given by a party to the other parties under, or in connection with, this Agreement will be in writing and signed by or on behalf of the party giving it. It will be delivered by sending it by fax to the number set out in clause 19.9, or delivering it by hand, or sending it by express courier service, to the address set out in clause 19.9 and in each case marked for the attention of the relevant party in accordance with clause 19.9 (or as otherwise notified from time to time in accordance with this clause 19.8). Any notice so served by hand, fax or post will be deemed to have been duly given:

(a)	in the case of delivery by hand, when delivered;

(b)	in the case of fax, at the time of the completion of the transmission;

(c)	in the case of express courier service at 10 a.m. on the third Business Day following the date of posting provided that in each case where delivery by hand or by fax occurs after 6pm on a Business Day or on a day which is not a Business Day, service will be deemed to occur at 10 a.m. on the next following Business Day.

Address

19.9 The addresses and fax numbers of the parties for the purpose of clause 19.8 are as follows:

eLong WFOE:	eLongNet Information Technology (Beijing) Co, Ltd
10 Jiuxianqiao Road,
Chaoyang District, Beijing, the PRC
	Attention:	General Counsel
	Fax:	(86-10) 6436 6019

eLong LicenceCo:	Beijing eLong Information Technology Co, Ltd
2/F Tower C, Xingke Plaza, 10 Jiuxianqiao Road,
Chaoyang District, Beijing, the PRC
	Attention:	General Counsel
	Fax:	(86-10) 6436 6019

Match:	Five Star Matchmaking Information Technology (Beijing) Co., Ltd.
Room 301, Level 3, Tower C, Xingke Mansion
10 Jiuxianqiao Zhonglu
Chaoyang District
Beijing 100016
People’s Republic of China
Attention: Ying Wang

With a copy to:

Match.com
8300 Douglas Avenue
Dallas, Texas 75225 USA
Attention: General Counsel
Fax: 214 576 9467

and a copy to:

IAC/InterActiveCorp
152 West 57th Street
New York, New York 10019 USA
Attention: General Counsel
Fax: 212-632-9642

Assignment

19.10 Except as provided in this clause 19.10 or unless eLong LicenceCo and Match specifically agree in writing, no person shall assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in it.

Costs and taxes

19.11 Each of the parties shall pay its own expenses incurred in connection with the negotiation, preparation and implementation of this Agreement.

19.12 Each party shall bear its own taxes arising as a result or in consequence of this Agreement or of its implementation as required by PRC law.

Public Communications

19.13 Neither eLong nor Match will make any declarations, announcements, or disclosures to the public with respect to this Agreement, the relationship between the parties or the business of Match without first obtaining the written consent of the other party.

[signature page follows]

AS WITNESS, this Agreement has been signed by the duly authorised representatives on behalf of the parties on the day and year first above written.

BEIJING ELONG INFORMATION TECHNOLOGY CO. LTD		ELONGNET INFORMATION TECHNOLOGY (BEIJING) CO, LTD

By:	/s/: Justin Yue Tang (Company Seal)	By:	/s/: Justin Yue Tang (Company Seal)
Name:	Justin Yue Tang	Name:	Justin Yue Tang
Title:	Legal Representative	Title:	Legal Representative

FIVE STAR MATCHMAKING INFORMATION TECHNOLOGY (BEIJING) CO., LTD.

By:	/s/: James P. Safka (Company Seal)
Name:	James P. Safka
Title:	Legal Representative

Signature Page to Content Co-operation Agreement

OCTOBER _2_, 2006

CONTENT CO-OPERATION AGREEMENT

between

ELONGNET INFORMATION TECHNOLOGY (BEIJING) CO, LTD

BEIJING ELONG INFORMATION TECHNOLOGY CO. LTD

and

FIVE STAR MATCHMAKING INFORMATION TECHNOLOGY (BEIJING) CO., LTD.